UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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21001394

SEC FILE NUMBER
8-66091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE HINA GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMBARCADERO CENTER, SUITE 500
(No. and Street)

SAN FRANCISCO, (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WANG ACCOUNTANCY CORP
(Name – *if individual, state last, first, middle name*)

28 NORTH FIRST ST STE 900 (Address) SAN JOSE (City) CA (State) 95113 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC CLOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC, as of FEBRUARY 1ST, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eric Clow
Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 1st **day of** Feb, **20**21, **by** Eric Demey Clow, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature Violeta M. Santa Gadea Lopez

(Seal)

Violeta M. Santa Gadea Lopez
COMM. #2221353
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Nov. 10, 2021

THE HINA GROUP, INC.

(SEC I.D. No. 8-66091)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2020

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holdings)
Table of Contents

Wang Accountancy Corp.

28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Hina Group, Inc.
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Hina Group, Inc as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Hina Group, Inc as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Hina Group, Inc's management. Our responsibility is to express an opinion on The Hina Group, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Hina Group, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of general and administrative expenses, Schedule I, II, and III have been subjected to audit procedures performed in conjunction with the audit of The Hina Group, Inc's financial statements. The supplemental information is the responsibility of The Hina Group, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of general and administrative expenses, Schedule I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Wang Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

San Jose, California

We have served The Hina Group, Inc's auditor since the year 2004

Wang Accountancy Corp.

San Jose, CA
February 1, 2021

THE HINA GROUP, INC.

(Wholly Owned Subsidiary of Hina Group Holdings.)

Statement of Financial Condition

At December 31,		2020
ASSETS		
Current assets		
Cash and cash equivalents	$	76,597
Accounts receivable - related party (Notes 3, 5, and 11)		720,432
Prepaid federal income tax		6,539
Prepaid insurance expense		1,912
Total current assets		805,480
Total assets	$	805,480

The accompanying notes are an integral part of these financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Financial Condition

December 31,		2020
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Payroll tax payable - Federal	$	42
State income tax payable		938
Total current liabilities		980
Total liabilities		980
Stockholder's equity		
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding)		150,000
Additional paid in capital		168,119
Retained earnings		486,381
Total stockholder's equity		804,500
Total liabilities and stockholder's equity	$	805,480

The accompanying notes are an integral part of these financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Income

For the year ended December 31,		2020
Consulting income	$	110,878
Less: general and administrative expenses		105,888
Income from operations		4,990
Other income		5,335
Income before provision for income taxes		10,324
Income tax expense (Note 4)		2,896
Net income	$	7,428

The accompanying notes are an integral part of these financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Changes in Stockholder's Equity

For the years ended December 31,

	Number of shares		Common stock		Additional paid-in capital		Retained earnings		Total
Balance- December 31, 2019	150,000	$	150,000	$	168,119	$	478,953	$	797,072
Net income							7,428		7,428
Balance- December 31, 2020	150,000	$	150,000	$	168,119	$	486,381	$	804,500

The accompanying notes are an integral part of these financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Cash Flows

For the year ended December 31,		2020
Cash flows from operating activities:		
Net income	$	7,428
Adjustments to reconcile net income to net cash used by operating activities		
Change in accounts receivable		(10,877)
Change in prepaid federal tax		1,981
Change in prepaid insurance expense		(1,912)
Change in income tax liabilities		(6,484)
Total adjustment		(17,293)
Net cash provided by operating activities		(9,864)
Cash flows from investing activities:		
Net cash provided (used) by investing activities		-
Cash flows from financing activities:		
Net cash provided (used) by financing activities		-
Net change in cash and cash equivalents		(9,864)
Cash and cash equivalents at beginning of year		86,461
Cash and cash equivalents at end of year	$	76,597

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Income tax	$	748
Interest	$	-

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements

NOTE 1 – Summary of Significant Accounting Policies

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of FINRA. The Company advises clients regarding M&A transactions and private placements, primarily in China and the United States communications and IT industries. The Company is 100% owned subsidiary of Hina Group Holdings in George Town, Cayman Islands.

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of the Company's financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable approximate fair value due to their short maturity.

Income Taxes:

Income taxes are prepared on the accrual basis. The Company does not record deferred tax asset or liability since there are no assets or liabilities that create the timing differences.

Revenue Recognition:

Hina Group, Inc. has a service agreement with Hina Group Holdings, its parent company, which allows it to bill its parent for all costs plus a four point five percent (4.5%) profit margin, where the revenue is based on total current operating expenses plus a 4.5% profit margin. The transaction price is as stated above (expense plus percentage). Allocation is not needed since the entire amount is billed and paid. Performance obligation is satisfied once invoice is sent for reimbursement to parent company.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014- 09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company does not have any contracts that which would be impacted by the adoption of said standard. Revenue from performance obligations satisfied at a point in time consists of when the amounts from parent are due and collectible. Revenue from performance obligations satisfied over time do not apply to the Company.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- Cash

Cash consists of the following:

At December 31,		2020
Cash in bank	$	76,597
Cash	$	76,597

NOTE 3 – Accounts Receivable - Related Party

At December 31,		2020
Accounts receivable	$	720,432
Total accounts receivable	$	720,432

NOTE 4 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2020
Current		
Federal	$	1,981
State		915
Total current income tax	$	2,896

NOTE 5 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Eric Clow	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Islands	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

At December 31,		2020
Accounts receivable - Hina Group Holdings	$	720,432
Total accounts receivables from related parties	$	720,432

For the year ended December 31,		2020
Revenue from Hina Group Holdings	$	110,878
Total revenue from related parties	$	110,878

NOTE 6 – Employee benefit plans

The Company provides a 401(k) profit sharing plan, which is available to employees who have completed one year of service and have attained the age of twenty-one. There is no contribution made by the Company for the year ended December 31, 2020.

NOTE 7 – Operating Leases

The Company's had no rental expense for the year ended December 31, 2020.

NOTE 8 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $74,901 which was $69,901 in excess of its net capital requirements of $5,000.

NOTE 9 – Concentration of credit risk

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2020, the Company did not have bank balance in excess of the FDIC guarantee.

NOTE 10 – Concentration of revenue

In 2020, Hina Group Holdings accounted for 100% of the total revenue.

NOTE 11 – Subsequent events

In connection with the preparation of the financial statements and in accordance with ASC topic 855, Subsequent Events, Hina Group Inc. evaluated subsequent events after the financial statements dated

December 31, 2020 through February 1, 2021, which was the date the financial statements were available to be issued.

Hina Group Holdings on January 26, 2021 made a payment of $609,954, which paid their accounts receivable balance except for the balance due for the year ended December 31, 2020 of $110,878.

Due to the pandemic caused by the COVID-19 virus starting around March of 2020, many businesses have been unable to operate normally, and many have been forced to shut down. Management believes that increasing geopolitical tensions between the United States and China partly due to the virus may have significant impact for their financial statements in 2021.

Supplementary Information

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

For the year ended December 31,		2020
Bank charges	$	200
Consulting charges		375
Dues and subscriptions		4,091
Insurance		1,182
Legal fees		1,438
Payroll - wages		64,208
Payroll - taxes		5,066
Penalty		23
Payroll service		565
Postage and delivery		351
Professional fees		19,800
Telecom & computers		8,589
Total operating expenses	$	105,888

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)

SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

		December 31, 2020
Net Capital		
Total shareholder's equity	$	804,500
Add: subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings		804,500
Deductions and/or charges		
Nonallowable assets:		
Receivable (related party)		720,432
Prepaid insurance		1,912
Prepaid expense		6,539
		728,883
Net capital before haircuts on securities positions		75,617
Haircuts:		-
Net capital	$	75,617
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	980
Total aggregate indebtedness	$	980
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)		65
Minimum net capital under rule 15c3-1(a)(2)(vi)		5,000
Required minimum net capital (greater of 15c3-1(a)(1)(i) rule 15c3-1(a)(2)(vi))		5,000
Excess Net Capital		70,617
Excess Net Capital less greater of 10% indebtedness or 120% of minimum dollar net capital requirement		69,617
Ratio: Aggregate Indebtedness to Net Capital		1.30%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2020)

There were no material differences between the computation of net capital under Rule 15c-1 in the above computation and the corresponding unaudited part IIA filing by the Company for the year ended December 31, 2020

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2020

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule, and the Company met the exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule, and the Company met the exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended ____________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*10*******654********************ALL FOR AADC 940
66091 FINRA DEC
THE HINA GROUP INC
27660 CENTRAL DR
LOS ALTOS HILLS, CA 94022-4291

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

Correction Sent 1/29/2001

2. A. General Assessment (item 2e from page 2)		$ 166.32
B. Less payment made with SIPC-6 filed (exclude interest)	June 19, 2020 (Date Paid)	(32.10)
C. Less prior overpayment applied		(119.22)
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 15.00

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 15.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hina Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29th day of January, 20 29.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/20
and ending 12/31/20

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 110,877.52

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 110,877.52

2e. General Assessment @ .0015 $ $166.32

(to page 1, line 2.A.)

Wang Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

The Hina Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) The Hina Group, Inc. identified the following provisions of 17 C.F.R. §Rule 15c3-3(k) under which The Hina Group, Inc. claimed an exemption from 17 C.F.R. Rule § 240.15c3-3: (2)(i) (the "exemption provisions") and (2)The Hina Group, Inc. stated that The Hina Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Hina Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Hina Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wang Accountancy Corp.

San Jose, California
February 1, 2021

HINA 汉能

Securities and Exchange Commission 100 F Street, NE
Washington. D.C. 20549

To whom it may concern:

Hina Group, Inc. claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from January 1, 2020 to December 31, 2020. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers

and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Best Regards,

Eric Clow, FINOP

Hina Group, Inc.